

Mail Stop 4628

April 11, 2017

John D. Schmitz
Chairman and Chief Executive Officer
Select Energy Services, Inc.
1820 North I-35
P.O. Box 1715
Gainesville, TX 76241

> **Re:** **Select Energy Services, Inc.**
> **Response Letter Dated April 7, 2017**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 10, 2017**
> **File No. 333-216404**

Dear Mr. Schmitz:

We have reviewed your April 5, 2017 response and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Registration Statement on Form S-1

Use of Proceeds, page 52

1. We note that the balance of your proceeds "will be used for general corporate purposes, including other organic and acquisition growth opportunities." As this appears to be the majority of your proceeds, provide more quantified detail on such purposes or the allocation of those proceeds among those different uses.

Lock-Up Periods, page 144

2.   We note the new and revised disclosure you provide in this section. Please further revise to clarify that the selling shareholders will sell all shares that are to constitute the overallotment option and will sell no other shares in this offering. Briefly describe the "certain exceptions and extensions" referenced in the first and second paragraphs of this section.

Consolidated Statements of Operations, page F-5

3.   We note your presentation of pro forma net loss per share attributable to common stockholders on page 22. Revise to include a similar presentation on the face of your consolidated statements of operations.

Closing Comments

        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or, in her absence, Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: David P. Oelman, Esq.
        Alan Beck, Esq.
        Vinson & Elkins L.L.P.